UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                      Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and year ended March 31, 2018 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2017 and 2018

	March 31,	March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	3,510,264	4,250,610	677,646
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; March 31, 2018: RMB58,227 (US$9,283))	112,533	107,818	17,188
Inventories	30,987	27,718	4,419
Prepaid expenses and other receivables	17,524	22,276	3,551
Total current assets	3,671,308	4,408,422	702,804
Property, plant and equipment, net	551,434	552,960	88,155
Non-current deposits	237,487	233,115	37,164
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; March 31, 2018: RMB69,713 (US$11,114))	135,148	101,809	16,231
Inventories	68,775	71,758	11,440
Intangible assets, net	106,686	102,065	16,272
Available-for-sale equity securities	200,790	153,882	24,532
Other investment	189,129	189,129	30,152
Deferred tax assets	22,155	31,295	4,989
Total assets	5,182,912	5,844,435	931,739

LIABILITIES
Current liabilities
Convertible notes, net	1,031,154	—	—
Accounts payable	11,060	11,372	1,813
Accrued expenses and other payables	65,162	73,023	11,641
Deferred revenue	323,690	366,373	58,408
Amount due to a related party	4,679	—	—
Income tax payable	11,383	17,407	2,775
Total current liabilities	1,447,128	468,175	74,637
Non-current deferred revenue	1,569,579	1,874,014	298,762
Other non-current liabilities	302,233	362,876	57,851
Deferred tax liabilities	21,423	20,628	3,289
Total liabilities	3,340,363	2,725,693	434,539

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 120,961,641 shares issued and 120,824,742 shares outstanding as of March 31, 2018	50	83	13
Additional paid-in capital	936,417	2,053,866	327,434
Treasury stock, at cost (March 31, 2017 and 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(449)
Accumulated other comprehensive income/(loss)	24,428	(54,654)	(8,713)
Retained earnings	879,775	1,116,873	178,056
Total equity attributable to Global Cord Blood Corporation	1,837,855	3,113,353	496,341
Non-controlling interests	4,694	5,389	859
Total equity	1,842,549	3,118,742	497,200
Total liabilities and equity	5,182,912	5,844,435	931,739

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year Ended March 31, 2017 and 2018

	Three months ended March 31,			Year ended March 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	201,998	232,981	37,142	759,978	936,768	149,343
Direct costs	(41,019)	(44,231)	(7,051)	(142,640)	(181,483)	(28,933)
Gross profit	160,979	188,750	30,091	617,338	755,285	120,410
Operating (expenses)/income, net
Research and development	(3,151)	(3,445)	(549)	(10,367)	(12,718)	(2,028)
Sales and marketing	(53,683)	(59,653)	(9,510)	(178,482)	(219,202)	(34,945)
General and administrative	(47,829)	(83,458)	(13,305)	(189,940)	(243,502)	(38,819)
Other operating income	—	—	—	26,316	—	—
Total operating expenses, net	(104,663)	(146,556)	(23,364)	(352,473)	(475,422)	(75,792)
Operating income	56,316	42,194	6,727	264,865	279,863	44,618
Other (expenses)/income, net
Interest income	4,394	5,903	941	17,416	21,936	3,497
Interest expense	(30,190)	—	—	(119,418)	(3,257)	(519)
Foreign currency exchange (losses)/gains	(158)	15	2	(38)	133	21
Dividend income	—	—	—	45	634	101
Impairment loss on available-for-sale equity securities	—	—	—	(2,533)	—	—
Others	4,875	679	108	5,974	4,226	673
Total other (expenses)/income, net	(21,079)	6,597	1,051	(98,554)	23,672	3,773
Income before income tax	35,237	48,791	7,778	166,311	303,535	48,391
Income tax benefit/(expense)	3,885	(16,771)	(2,674)	(37,622)	(62,656)	(9,989)
Net income	39,122	32,020	5,104	128,689	240,879	38,402
Net income attributable to non-controlling interests	(1,182)	(1,506)	(240)	(2,499)	(3,781)	(603)
Net income attributable to Global Cord Blood Corporation’s shareholders	37,940	30,514	4,864	126,190	237,098	37,799

Earnings per share:
Attributable to ordinary shares
- Basic	0.45	0.27	0.04	1.59	2.10	0.33
- Diluted	0.45	0.25	0.04	1.59	1.99	0.32

Other comprehensive income/ (losses), net of nil income taxes
- Foreign currency translation adjustments	5,565	(16,562)	(2,640)	(22,309)	(49,630)	(7,912)
- Unrealized holding gains/(losses) in available-for-sale equity securities
- Unrealized holding gains/(losses) arising during the period/year	14,519	(2,515)	(401)	(40,575)	(29,619)	(4,722)
- Reclassification adjustment for losses included in net income	—	167	27	2,533	167	27
Total other comprehensive income/ (losses)	20,084	(18,910)	(3,014)	(60,351)	(79,082)	(12,607)
Comprehensive income	59,206	13,110	2,090	68,338	161,797	25,795

Comprehensive income attributable to non-controlling interests	(1,182)	(1,506)	(240)	(2,499)	(3,781)	(603)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	58,024	11,604	1,850	65,839	158,016	25,192

Other Events

On June 26, 2018, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and year ended March 31, 2018. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated June 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 26, 2018